UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20052
CUSIP Number: 858375108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: August 1, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STEIN MART, INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

1200 Riverplace Blvd.
Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32207
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10-D, N‑CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
Stein Mart, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2020 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.
As previously announced, on August 12, 2020, the Company and each of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Middle District of Florida (the “Bankruptcy Court”). As part of the Chapter 11 process, the Company is closing a significant portion, if not all, of its brick-and-mortar stores and, in connection therewith, has launched a store closing and liquidation process.
As a result of the Company’s Chapter 11 cases, the Company is unable to continue filing the periodic reports required by Section 13(a) under the Exchange Act without unreasonable effort and expense due to the time and effort management has devoted to the bankruptcy process and the lack of adequate personnel to prepare such filings. For additional information on the Chapter 11 cases, including Bankruptcy Court filings and other documents related to the process, please visit: https://cases.stretto.com/SteinMart. The Chapter 11 cases will likely result in holders of the Company’s common stock receiving no value for their shares. Accordingly, trading in these securities is highly speculative and poses substantial risks. Trading prices for the Company’s common stock may bear little or no relationship to the actual recovery, if any, by holders thereof in the Chapter 11 cases.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James B. Brown	904	224-6135
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
				☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
				☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing analysis described in Part III above, we are not able to reasonably estimate the potential changes to the results of operations, if any, for the quarter ended August 1, 2020. However, the Chapter 11 cases will likely result in holders of the Company’s common stock receiving no value for their shares. Accordingly, trading in these securities is highly speculative and poses substantial risks. Trading prices for the Company’s common stock may bear little or no relationship to the actual recovery, if any, by holders thereof in the Chapter 11 cases.

STEIN MART, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 15, 2020	By:	/s/ James B. Brown
James B. Brown
Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).